UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 19, 2019

Commission File Number: 001-38651

Navios Maritime Containers L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐     No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐     No   ☒

Explanatory Note

This Amendment No. 1 on Form 6-K/A (this “Amendment”) to our Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 11, 2019 (the “Original Form 6-K”) is being filed to correct the description of the fees in the Fourth Amendment (defined below) described in subsections (a) through (d) below for the period through December 31, 2019 and the two-year period commencing January 1, 2020 and to replace Exhibit 4.1 with an amended copy containing the correction. This Amendment does not otherwise update, modify or amend the Original Form 6-K or Exhibit 4.2.

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On August 28, 2019, Navios Maritime Containers L.P. (“Navios Containers”) entered into a fourth amendment (the “Fourth Amendment”) to the Management Agreement (as amended, the “Management Agreement”) with Navios ShipManagement Inc. The Fourth Amendment, among other changes, extends the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee by Navios Containers in the event the Management Agreement is terminated on or before December 31, 2024. The Fourth Amendment also sets forth the management fees for the period through December 31, 2019 and the two-year period commencing January 1, 2020 (management fees exclude dry-docking expenses, which are reimbursed at cost by Navios Containers): (a) $6,100 and $6,215, respectively, daily rate per Container vessel of 3,000 TEU up to 4,999 TEU; (b) $7,400 and $7,780, respectively, daily rate per Container vessel of 8,000 TEU up to 9,999 TEU; (c) $7,400 and $8,270, respectively, daily rate per Container vessel of 10,000 TEU up to 11,999 TEU; and (d) commencing January 1, 2020, $50 per vessel daily rate for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed. The Fourth Amendment is attached as Exhibit 4.1 to this report on Form 6-K (this “Report”) and is incorporated herein by reference.

The above management fees for the 2-year period commencing January 1, 2020, represent a weighted average increase of 3% compared to the management fees of the period up to December 31, 2019, based on Navios Containers’ current fleet mix.

On August 28, 2019, Navios Containers also entered into a first amendment (the “First Amendment”) to the Administrative Services Agreement (as amended, the “Administrative Services Agreement”) with Navios ShipManagement Inc. to extend the duration of the Administrative Services Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. The First Amendment also provides for payment of a termination fee by Navios Containers in the event the Administrative Services Agreement is terminated on or before December 31, 2024. The First Amendment is attached as Exhibit 4.2 to this Report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME CONTAINERS L.P.

Date: September 19, 2019	By:	/s/ Angeliki Frangou

Angeliki Frangou
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Amendment No. 4 to the Management Agreement, dated as of August 28, 2019

4.2*	Amendment No. 1 to the Administrative Services Agreement, dated as of August 28, 2019

* Previously included in the Original Form 6-K filed on September 11, 2019.